Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 19 August 2024

SCARBOROUGH PRIMARY APPROVAL CHALLENGE TO BE DISMISSED

Woodside and the Australian Conservation Foundation (ACF) have agreed to dismiss the ACF’s challenge to a primary environmental approval for Woodside’s Scarborough Energy Project.

The Scarborough Energy Project has all primary environmental approvals in place and offshore work is progressing well. The Federal Court proceedings sought an injunction to stop offshore activities for the Scarborough Energy Project. The parties have agreed to seek orders from the Court to dismiss the proceedings.

Woodside CEO Meg O’Neill welcomed the agreement to dismiss the case.

“Litigation against energy projects like Scarborough is an ineffective way to pursue solutions to global climate and energy challenges. Such approaches create needless uncertainty for businesses, communities and the people who depend on the energy these projects produce.

“The Scarborough reservoir contains less than 0.1% carbon dioxide and combined with processing design efficiencies will be one of the lowest carbon intensity sources of LNG delivered into north Asian markets.

“The Scarborough Energy Project will make an important contribution to energy security in Western Australia while providing energy to Asian economies as they decarbonise.

“The project is supported by and aligns with the energy policies of both the Australian and Western Australian Governments.”

The Scarborough Energy Project has been the subject of rigorous environmental assessments by regulators including the National Offshore Petroleum Safety and Environmental Management Authority; the Commonwealth Department of Climate Change, Energy, the Environment and Water; the Western Australian Department of Energy, Mines, Industry Regulation and Safety; the Western Australian Department of Water and Environmental Regulation and the Western Australian Environmental Protection Authority.

The ACF, represented by the Environmental Defenders Office, commenced the Federal Court of Australia proceedings in relation to the offshore environmental assessment of the Scarborough Energy Project in June 2022.

About the Scarborough Energy Project

The Scarborough Energy Project comprises the Scarborough Joint Venture, the Pluto Train 2 Joint Venture and modifications to Pluto Train 1 to process Scarborough gas.

The Scarborough Energy Project was 67% complete at the end of June 2024 and is on track to deliver the first LNG cargo in 2026.1

The Scarborough Energy Project is expected to generate more than A$50 billion in direct and indirect taxes for Australia’s economy, more than 3000 jobs during the construction phase and create or sustain almost 600 jobs on average during operations.2

Contacts:

INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[1]	The completion % excludes the Pluto Train 1 modifications project.
[2]	Source: ACIL Allen.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction, the timing of completion of other transactions, the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by law or regulation, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this announcement after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.